

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Mr. Neal V. Fenwick
Chief Financial Officer
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, Illinois 60069

      Re: ACCO Brands Corporation
              Form 10-K for the Year Ended December 31, 2009
              File No. 001-08454

Dear Mr. Fenwick:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief